Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: March 10, 2005

Swisscom AG

(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Press Release
SIGNATURES

Press Release

2004 Annual Results of the Swisscom Group:

Strong growth in ADSL – further share buybacks

	2003	2004	Change
Net revenue (in CHF millions)	10,026	10,057	0.3%
EBITDA (in CHF millions)	4,504	4,404	-2.2%
EBIT (in CHF millions)	2,819	2,705	-4.0%
Net income (in CHF millions)	1,569	1,594	1.6%
Equity free cash flow (in CHF millions)	2,913	2,913	—
ADSL accesses (at 31 December)	487,000	802,000	64.7%
Number of mobile customers (at 31 December in millions)	3.8	3.9	3.0%
Number of full-time employees at 31 December	16,079	15,477	-3.7%

Swisscom sold its stake in debitel on 8 June 2004. debitel is therefore separately disclosed as a discontinued operation in the Swisscom consolidated financial statements. The previous year’s figures have been adjusted accordingly.

Swisscom increased its revenue by 0.3% to CHF 10.06 billion in 2004, with net income rising by 1.6% to CHF 1.6 billion. Operating income before interest, taxes, depreciation and amortization (EBITDA) was down 2.2% to CHF 4.4 billion. Equity free cash flow, which remains stable at CHF 2.9 billion, will be distributed to shareholders in the form of an increase of CHF 1 to CHF 14 per share in dividend payments and a share buyback of CHF 2 billion. Swisscom expects to post consolidated revenue of around CHF 10 billion and operating income before interest, taxes, depreciation and amortization (EBITDA) of approximately CHF 4.2 billion for fiscal 2005. Capital expenditure will amount to around CHF 1.2 billion.

The Swisscom Group can look back on a successful fiscal 2004. Swisscom Fixnet has increased the number of broadband Internet accesses by 64.7% to 802,000. In the autumn of 2004, as part of a move to becoming a multimedia provider, Swisscom Fixnet launched a market trial involving television over broadband Internet. Swisscom Mobile was the first Swiss provider to launch services on the UMTS network, which now provides coverage to 90% of the population. In 2004 the patented product Mobile Unlimited was launched, the world’s first service enabling PC data cards to support the three mobile transmission technologies WLAN, UMTS and GPRS – and in future EDGE as well – with seamless selection of the

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www. swisscom.com
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

Press Release

fastest network available. Swisscom IT Services pressed ahead with its activities in the IT outsourcing business, and by winning a number of new customers in 2004 succeeded in penetrating the third-party market.

The Swisscom Group’s revenue with external customers increased slightly on the previous year by CHF 31 million (0.3%) to CHF 10,057 million. The number of full-time equivalent employees at the Swisscom Group fell in net terms by 602 FTEs to 15,477. Operating income before interest, taxes, depreciation and amortization (EBITDA) fell by CHF 100 million or 2.2% to CHF 4,404 million above all as a result of increased expenses due to price and volume factors.

Scheduled depreciation of tangible and intangible assets dropped by CHF 150 million, although an unscheduled impairment of CHF 155 million was recorded on international carrier business assets, in particular on holdings in underwater cable consortia, due to fierce competition and price pressure. Net depreciation therefore increased by CHF 5 million.

Share buyback in 2004 led to a consolidation of profits

Net income increased by CHF 25 million (1.6%) over the previous year to reach CHF 1,594 million. The lower operating income and higher net financial expenses were outweighed by the lower income tax expenses and the smaller loss posted by the discontinued operation (debitel). Due to the smaller average number of shares resulting from the 2004 share buyback program (as per the IFRS), net earnings per share increased by 3.9% to CHF 24.63.

In accordance with the dividend policy which stipulates full payment of equity free cash flow, the Board of Directors will propose to the General Meeting of Shareholders on 26 April 2005 that a dividend of CHF 14 per share (previous year CHF 13) or CHF 861 million in total be paid out. The buyback of 7.1% of shares in 2004 has led to a consolidation of profits enabling a dividend increase in 2005 of CHF 1 per share or 7.7%, with the dividend sum of CHF 861 million remaining unchanged. The remainder of the equity free cash flow (CHF 2 billion) will be paid out to shareholders in the form of a share buyback. The share buyback will take place via a second trading line and is expected to be launched after the General Meeting of Shareholders.

As an expression of thanks for their services and as an incentive for the future, Swisscom is offering employees shares on preferential terms. In addition, the Board of Directors has decided to introduce a stock program for management employees. In this connection, Swisscom will purchase up to 140,000 shares (less than 0.3% of shares outstanding) on the open market.

Stable business performance expected for 2005

Given ongoing intense competition and unchanged regulatory conditions, Swisscom expects to post consolidated revenue of around CHF 10 billion and EBITDA of around CHF 4.2 billion for 2005. Capital expenditure will be in the region of CHF 1.2 billion.

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www. swisscom.com
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

Press Release

Segments

Fixnet’s revenue with external customers fell by 1.0% year-on-year to CHF 4,555 million. The increase in revenue from access charges due to the growth of ADSL was counteracted by a drop in revenue in local and long-distance traffic as well as Internet traffic. The previous year’s figure also contains the reversal of provisions that are no longer required and revenue from a holding that has subsequently been sold. Without these special effects, revenue would have increased by 1.3%.

Revenue from retail traffic fell 6.7% year-on-year to CHF 1,240 million. Out of a total decline of CHF 89 million, CHF 35 million are attributable to local and long-distance traffic and CHF 53 million to Internet traffic. The decline in both local and long-distance traffic as well as Internet traffic is mainly due to the ongoing migration of Internet traffic to ADSL. Year-on-year revenue from fixed-to-mobile traffic and international traffic remained practically unchanged.

Revenue from wholesale traffic increased by 2.1% to CHF 691 million primarily as a result of higher traffic volumes in international termination. By contrast, a reduction in regulated interconnection charges and a decline in volume led to a fall in revenue from wholesale national traffic. Revenue from other traffic dropped by CHF 89 million year-on-year. The main reason for this is the reversal in the previous year of a revenue threshold no longer required.

Revenue from access fees rose by 9.4% to CHF 1,876 million thanks to the boom in ADSL broadband access lines. Year-on-year the number of ADSL access lines increased by 64.7% to 802,000, of which 490,000 are those of Bluewin retail customers and 312,000 are those of customers of other providers. Access fees cover fees for analog and digital access lines as well as broadband access lines (ADSL) for retail and wholesale customers, and Internet subscription fees.

Other revenue fell by 6.8% to CHF 590 million on the back of the sale of the stake in Telecom FL AG in October 2003 and lower revenue from leased lines and fixed-line terminals.

Fixnet’s year-on-year reduction of 3.0% in operating expenses to CHF 3,545 million is due mainly to the lower average number of FTEs and reduced expenditure on job-reduction measures. Moreover, in the previous year an increase in provisions set aside to cover a reduction in interconnection charges as a result of a decision by the Federal Communications Commission (ComCom) was included in other operating expenses.

Fixnet’s EBITDA rose by 2.0% to CHF 2,170 million due to a stronger decrease in operating expenses than in revenue. The EBITDA margin accordingly increased from 36.8% to 38.0%.

Scheduled capital depreciation dropped significantly in 2004, although this was largely balanced out by an unscheduled impairment on international carrier business assets. These assets primarily comprise long-term usage rights of international underwater cable consortia. Due to fierce competition, overcapacities and strong price pressure in the international carrier business, Swisscom carried out a revaluation of the sustainable value of these assets. Based on this revaluation an unscheduled impairment of CHF 155 million was recorded.

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www. swisscom.com
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

Press Release

In 2004 Fixnet invested CHF 433 million (previous year CHF 583 million) in property, plant and equipment and other intangible assets, the bulk of which comprised investment in network infrastructure. Broadband technology remains a key focal point for investment, while the considerable investments in the voice platform carried out in the previous year contributed to a reduction in complexity and costs.

The Mobile segment boosted its year-on-year revenue with external customers by 4.8% to CHF 3,679 million due to the increased number of customers, which in comparison with the previous year was up by a net total of 112,000 or 3.0% to 3.9 million. This rise is in particular down to the growing penetration of the mobile market and value-oriented churn management. The customer base includes 445,000 Vodafone live! customers. Owing to a new legal provision prepaid customers are required to register their details with network operators. Some 124,000 Swisscom Mobile customers have failed to register and their accesses were deactivated at the end of 2004.

Revenue from connectivity voice rose 2.9% to CHF 2,286 million, thanks chiefly to the expansion of the customer base and outbound roaming which more than offset the loss in revenue from national roaming following termination of the agreement between Swisscom Mobile and another mobile provider in mid-2003.

Revenue from connectivity data and value added services rose by 14.8% year-on-year to CHF 521 million, largely due to an increased customer base and the direct billing of SMS traffic with other network providers. Thanks to the rise in the number of handsets sold, other revenue went up by 19.9% or CHF 30 million. Revenue with other segments was up by CHF 48 million, mainly due to the increased supply of handsets to Fixnet for sale in the Swisscom Shops.

Average revenue per user and month (ARPU) remained at the previous year’s level of CHF 81 thanks to the launch of new services. While the average minutes per user per month (AMPU) fell year-on-year from 121 minutes to 118 minutes, this was offset in the ARPU by the increased use of data services.

Mobile’s operating expenses were up on the previous year by 10.4% to CHF 2,380 million. The net increase in the customer base – adjusted to exclude the deactivated prepaid customers who failed to register their details as per the new legal provision – was significantly higher than in the previous year. This led to increased spending on customer acquisition and loyalty measures as well as handset procurement. Network access costs also rose in line with the growth in revenue, and personnel expenses were up due to the larger headcount.

Operating income (EBITDA) fell by 0.4% to CHF 1,976 million above all due to the increased expenses associated with higher customer numbers and termination of the national roaming agreement. As a result of these effects, the EBITDA margin declined from 47.9% to 45.4%. Capital expenditure was CHF 82 million or 19% higher than in the previous year owing to increased expenditure in the development of a nationwide mobile broadband network, in particular UMTS and EDGE.

The Enterprise Solutions segment posted a year-on-year decrease of 8.7% in revenue from external customers to CHF 987 million. Traffic revenue fell by 13.7% to CHF 297 million as a result of lower volumes due to substitution by mobile communications and lower prices due to ongoing competitive pressure.

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www. swisscom.com
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

Press Release

Revenue from networking dropped by 11.7% to CHF 460 million as a result of substitution and enhancement of conventional data services such as leased lines by Internet-based (IP) offerings with lower prices. Revenue from in-house and processes declined by 5.6% to CHF 84 million, primarily due to a fall in Business Numbers. The rise in other revenue of 15.0% to CHF 146 million resulted chiefly from outsourcing services for business customers.

Operating expenses fell by 7.4%, in particular as a result of the lower purchasing volumes due to the decline in revenue, cost savings, a reduction in personnel expenses as a result of the lower headcount, and reduced expenditure on workforce reduction measures. The workforce was reduced by 106 jobs or 10.6%, and expenses associated with the reduction in headcount came to CHF 18 million (previous year CHF 41 million). Furthermore, the fourth quarter of 2004 includes costs associated with the merger of Swisscom Enterprise Solutions with Swisscom Systems.

Due to the above-mentioned factors, EBITDA remained at the previous year’s level of CHF 80 million, and the EBITDA margin amounted to 7.1% (previous year 6.7%).

The “Other” segment comprises the Group companies Swisscom Systems AG, Swisscom IT Services AG, Swisscom Broadcast AG, the two Billag companies and the Swisscom Eurospot companies. Revenue from external customers posted a year-on-year increase of 0.9% to CHF 768 million. Revenue growth by the Billag companies thanks to the acquisition in December 2003 of Billag Card Services AG was offset by declines in revenue at Swisscom Systems and Swisscom IT Services.

The decline at Swisscom Systems is a result of lower revenues from the sale and leasing of PBX systems and maintenance agreements due to fierce competition and the weak economy. Swisscom IT Services increased its revenue from IT outsourcing services in the year under review, although this failed to offset the drop in revenue from services with AGI banks.

The year-on-year reduction of 5.5% in operating expenses to CHF 1,085 million is due mainly to the lower average number of FTEs and reduced expenditure on job-reduction measures. Expenses associated with the reduction in headcount came to CHF 6 million (previous year CHF 48 million). Operating expenses also include costs relating to the setting up of Swisscom Eurospot’s international WLAN business. The large rise in capital expenditure in the “Other” segment is mainly due to the setting up of the international WLAN business.

Swisscom Systems was merged with Swisscom Enterprise Solutions with effect from 1 January 2005, and from 2005 will be listed in the financial reports as the Swisscom Solutions segment. Swisscom Systems posted net revenue in 2004 (incl. Intercompany) of CHF 342 million, and an EBITDA of CHF 55 million.

The detailed annual report is available online at:

http://www.swisscom.com/report2004

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www. swisscom.com
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

Press Release

Berne, 10 March 2005

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute “forward-looking statements”. In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom’s past and future filings and reports filed with the SWX Swiss Exchange and the U.S. Securities and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www. swisscom.com
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: March 10, 2005	by:	/s/ Stephan Wiederkehr
		Name:	Stephan Wiederkehr
		Title:	Senior Counsel Head of Corporate & Financial Law